UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 0-27246

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zoran Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1390 Kifer Road
Address of Principal Executive Office (Street and Number)

Sunnyvale, California 94086-5305
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 3, 2006, Zoran Corporation (the “Company”) announced that, at the recommendation of the Audit Committee, the Board of Directors had created a special committee of independent directors to conduct a review of the Company’s historical stock option practices.  The special committee subsequently conducted an investigation with the assistance of independent outside counsel and reported to the Board of Directors.

On February 20, 2007, the Company issued a press release announcing the completion of its independent investigation of the Company’s historical stock option practices and related accounting for option grants.  In the Company’s Current Report on Form 8-K filed on February 21, 2007, the Company disclosed that its Board of Directors had determined that the Company should restate its previously issued historical financial statements, and that the financial statements and related notes, financial press releases and similar communications issued by the Company, relating to fiscal periods beginning on or after January 1, 1997, should no longer be relied upon.  The Company is in the process of finalizing its conclusions regarding the amount of such charges, the resulting tax and accounting impact, and which periods require restatement.  Consequently, the Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 by the required filing date of March 1, 2007 without unreasonable effort or expense.  The Company currently anticipates that the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date according to Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Karl Schneider, Senior Vice President, Finance and Chief Financial Officer	408	523-6500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company has not filed its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated on the Company’s Current Report on Form 8-K filed on February 21, 2007, the Company and the Audit Committee have concluded that additional charges for stock-based compensation expense will be required and that those charges will be material with respect to certain prior fiscal periods.  The Company expects the aggregate amount of the additional non-cash compensation and other charges to be in the range of $12 million - $15 million, recognized in various amounts over the years 1997 through 2005.

ZORAN CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	/s/ Karl Schneider
Karl Schneider Senior Vice President, Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).